UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024 (Report No. 2)

Commission File Number: 001-41916

Silynxcom Ltd.

19 Yad Harutzim St.,

Netanya, 4250519

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Preliminary Unaudited Financial Estimates as of and for the Six Months Ended June 30, 2024

On July 12, 2024, Silynxcom Ltd. (the “Company”) announced certain preliminary unaudited financial estimates as of and for the six months ended June 30, 2024.

The Company’s preliminary unaudited revenue for the six months ended June 30, 2024 is approximately $5.31 million. The Company’s preliminary unaudited cash and cash equivalents and marketable securities as of June 30, 2024 is approximately $3.692 million.

This preliminary financial information is based upon the Company’s estimates and is subject to completion of its financial closing procedures. Moreover, this preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, management. The Company’s independent registered public accounting firm has not audited nor reviewed, and does not express an opinion with respect to, this information. This preliminary financial information is not a comprehensive statement of the Company’s revenue and cash and cash equivalents for the six months ended June 30, 2024 and remains subject to, among other things, the completion of the Company’s financial closing procedures, final adjustments, and completion of its internal review for the six months ended June 30, 2024, which may materially impact the results and expectations set forth above. As a result, this preliminary unaudited financial information may differ from the actual results that will be reflected in the Company’s results of operations and financial position as of and for the six months ended June 30, 2024 when they are completed and publicly disclosed. This preliminary unaudited financial information may change. Accordingly, you should not place undue reliance upon these preliminary unaudited estimates.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward looking statements in this Report of Foreign Private Issuer on Form 6-K when it discusses its preliminary unaudited financial information as of and for the six months ended June 30, 2024. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this Report of Foreign Private Issuer on Form 6-K. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission (the “SEC”) on April 30, 2024 and other filings made with the SEC, which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date hereof, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: July 12, 2024	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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